Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them, of this Schedule 13G (including further amendments thereto) with respect to the common stock, par value $0.001 per share, of Ritter Pharmaceuticals, Inc., and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint filing Agreement as of this 23rd day of February 2016.

Stonehenge Partners LLC

By:	/s/ Andrew J. Ritter
Name:	Andrew J. Ritter
Title:	Managing Partner

/s/ Andrew J. Ritter
Andrew J. Ritter

/s/ Ira E. Ritter
Ira E. Ritter